Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 10, 2016

Exhibit 99.1

Diebold – Social Media Communications, LinkedIn

The following communications were or will be made available by posts on LinkedIn:

Post 1:	DIEBOLD AND WINCOR NIXDORF TO COMBINE

If you hold shares in Wincor Nixdorf, the end of the acceptance period is March 22, 2016. For information call

00-800-3816-3816 or learn more: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Post 2:	Diebold and Wincor Nixdorf business combination agreement brings together companies that share a common strategic focus on growing services and software, and have highly complementary offerings, geographic presence and customer bases. Details here: http://dbdinc.co/1HhohL6 Important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Post 3:	“We see significant synergy potential on the revenue side,” Diebold CEO Andy Mattes told Reuters today in regard to the approaching Wincor-Nixdorf combination: http://dbdinc.co/1HhohL6 Important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communication will be made available by a post on Twitter:

Diebold is driving toward global synergy: http://dbdinc.co/1HhohL6 Important information: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Exhibit 99.3

The following communication was made available on Diebold, Incorporated’s website:

Reuters Article
Business | Thu Mar 10, 2016 8:04 am EST	Related: Deals [Link to http://www.reuters.com/finance/deals]

Diebold CEO says will not raise Wincor offer

FRANKFURT | By Harro Ten Wolde [Link to http://www.reuters.com/journalists/harro-ten-wolde] and Anneli Palmen [Link to http://www.reuters.com/journalists/anneli-palmen]

U.S. ATM maker Diebold Inc (DBD.N) [Link to http://www.reuters.com/finance/stocks/overview?symbol=DBD.N] is not considering raising its $1.8 billion offer for German rival Wincor Nixdorf (WING.DE) [Link to http://www.reuters.com/finance/stocks/overview?symbol=WING.DE] and will not lower the acceptance threshold, its chief executive told Reuters in an interview.

Wincor Nixdorf shareholders have until March 22 to accept Diebold’s cash and share offer and it remains unclear whether the U.S. company will reach the required total of 75 percent support.

At the end of last week, just 1.64 percent of Wincor shares had been tendered, although the bulk of investors traditionally wait until closer to the deadline.

The deal would be the first takeover of a German company by a foreign company without the buyer having secured the help of an anchor shareholder, said Diebold Chief Executive Andy Mattes.

Mattes said he remained optimistic, based on responses received in the past weeks during a road show.

Asked whether Diebold could lower the threshold, Mattes said: “That is a clear ‘no’,” adding the deal would fall apart if the threshold were not reached.

“We finalised our package to finance the deal at the end of last year. This package is linked to the price and to the acceptance rate,” he added.

“As you know, the credit market has changed dramatically since the end of last year. This means that if we were to change one of the conditions, we would need to restructure the financing and that would be very detrimental economically.”

MORE SYNERGIES

A combination of Wincor Nixdorf and Diebold would be the global market leader in ATMs, with a market share of about 35 percent, leaving NCR (NCR.N) [Link to http://www.reuters.com/finance/stocks/overview?symbol=NCR.N] the global number two with an estimated share of 25 percent.

But analysts have expressed doubts as both Diebold and Wincor have had a hard time adapting to rapid changes in the sector from the rise in online banking and ecommerce, which have crimped capital investment by banks eager to keep costs in check while still battling the lingering effects of the financial crisis.

All players in the sector have recently been competing to offer more banking software and services, including security and payments services, as the ATM hardware business is challenged by customers using less and less cash.

Diebold has said it expects to reap $160 million in synergies from the deal.

“These are clear cost synergies”, Mattes said, adding that Diebold was very conservative in calculating such benefits, the biggest part of which he expects to be realized in the second year after the closing of the deal.

“In addition to the cost synergies, we see significant synergy potential on the revenue side.”

(Editing by Georgina Prodhan and Keith Weir)

[Link to http://www.reuters.com/article/us-wincor-nixdorf-m-a-diebold-idUSKCN0WC1G5]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor

Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.